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                            [LEGG MASON LETTERHEAD]

                                                 August 10, 1998


The Board of Directors
Liberty Technologies, Inc.
555 North Lane, Lee Park
Conshohocken, PA 19428


Members of the Board:

         We have been advised that Liberty Technologies, Inc. ("Liberty") proposes to enter into an Agreement and Plan of Merger (the "Agreement") with Crane Co. ("Purchaser"), a draft of which dated August 6, 1998 was reviewed by us. Pursuant to the Agreement, Purchaser will make a tender offer to purchase all the issued and outstanding capital stock of Liberty for a purchase price of $3.50 per share in cash (the "Transaction"). The terms and conditions of the Transaction are more fully set forth in the Agreement.

         You have requested our opinion, as investment bankers (the "Opinion"), as to the fairness to the shareholders of Liberty from a financial point of view, of the consideration to be received by the shareholders of Liberty in the Transaction. We have not participated in negotiations or otherwise advised the Board of Directors of Liberty in connection with the Transaction and have not acted on behalf of Liberty in connection with any other transaction or proposed transaction. We will receive a fee for providing this Opinion.

         In arriving at our Opinion set forth below, we have, among other things: (i) reviewed the Agreement; (ii) reviewed certain audited and unaudited financial statements of Liberty; (iii) reviewed certain internal information, primarily financial in nature, concerning Liberty prepared by management of Liberty; (iv) discussed the past and current operations and financial condition and prospects of Liberty with management of Liberty; (v) reviewed forecast financial statements of Liberty prepared and furnished to us by the management of Liberty; (vi) reviewed certain publicly available financial and stock market data relating to selected public companies that we considered relevant to our analysis; (vii) reviewed certain publicly available information concerning the terms of selected merger and acquisition transactions that we considered relevant to our inquiry; and (viii) conducted such other financial studies, analyses and investigations and considered such information as we deemed appropriate.

         In connection with our review, we have assumed and relied upon the accuracy and completeness of all financial and other information supplied to us by Liberty, and all publicly available information, and we have not independently verified such information. We also have relied upon the management of Liberty for the financial projections (and the assumptions and bases therein) provided to us for Liberty, and we have assumed that such projections were

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Liberty Technologies, Inc.
Page 2


prepared on bases reflecting the best currently available estimates and judgment of management as to the future operating performance of Liberty. Liberty does not publicly disclose internal management projections of the type provided to Legg Mason. Such projections were not prepared with the expectation of public disclosure. The projections were based on numerous variables and assumptions that are inherently uncertain, including without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projections.

         We have not been requested to make, and we have not made, an independent appraisal or evaluation of the assets, properties, facilities or liabilities of Liberty and we have not been furnished with any such appraisals or evaluations.

         Our Opinion is necessarily based on share prices and economic and other conditions and circumstances as in effect on, and the information made available to us as of August 10, 1998. It is understood that subsequent developments may affect the conclusions reached in the Opinion and that we do not have any obligation to update, revise or reaffirm our Opinion. In arriving at our Opinion, we were not authorized to solicit, and did not solicit, third party indications of interest from any party with respect to an acquisition of Liberty, its assets, or any part thereof. Our Opinion does not address nor should it be construed to address the relative merits of the Transaction or any alternative business strategies that may be available to Liberty. We have assumed that the Transaction described above will be consummated on the terms and conditions described in the form of the Agreement reviewed by us.

         It is understood that this letter is directed to Liberty's Board of Directors and does not constitute a recommendation either of the Transaction or to any shareholder of Liberty as to how such shareholder should vote on or otherwise respond to the Transaction. This letter is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without the prior written consent of Legg Mason Wood Walker, Incorporated, provided that this Opinion may be included in its entirety in any filing made by Liberty with the Securities and Exchange Commission with respect to the Transaction.

         Based upon and subject to the foregoing, we are of the opinion that, as of August 10, 1998, the consideration to be reviewed by the shareholders of Liberty in the Transaction is fair, from a financial point of view, to such shareholders.


                                       Very truly yours,

                                       /s/ Legg Mason Wood Walker, Incorporated

                                       LEGG MASON WOOD WALKER, INCORPORATED